UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Agreement with Bob Diamond following resignation dated 10 July 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 10, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 10, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

10 July 2012

Barclays PLC
Barclays Bank PLC

Agreement on matters arising subsequent to Bob Diamond's resignation

On 3 July, Barclays announced that Bob Diamond had stepped down from the Boards of Barclays PLC and Barclays Bank PLC, and from his role as Chief Executive, with immediate effect. Barclays today announces that the Board of Barclays PLC has reached agreement with Mr Diamond on various matters arising subsequent to his resignation.

Mr Diamond has voluntarily offered to waive all of his unvested deferred bonus awards and long term incentive share awards. This is in addition to his previous decision to forgo any consideration for an annual bonus this year. The Board has accepted this offer, and all of Mr Diamond's outstanding unvested deferred bonus awards and long-term incentives will lapse, with no compensation made in respect of the lapsed awards.

The Board has asked Mr Diamond to support the transition to the new Chief Executive as necessary, and he has agreed. Consistent with his contract of employment, Mr Diamond will receive up to 12 months' salary, pension allowance and other benefits; and he has agreed to forgo his contractual entitlement to tax equalisation going forward. The Board has agreed with Mr Diamond that he will not receive any future bonus or incentive awards; nor will he receive any further compensation payment in connection with the termination of his employment.

Marcus Agius, Chairman, said: "The Board deeply regrets the circumstances that led to Bob resigning his positions at Barclays. Despite having no personal culpability, he recognises more than anyone the negative attention that they have generated and has taken characteristically strong action to address that. These circumstances do not detract in any way from the tremendous legacy that Bob has left at Barclays, and his actions are clear indications of his commitment to the institution to which he has contributed so much."

Bob Diamond said: "For the past 16 years I've had the honour of working at Barclays. The wrongful actions of a relative few should not detract from the outstanding work that Barclays employees carry out each day on behalf of clients and customers around the world. It is my hope that my decision to step down and today's agreement on my remuneration will help close this chapter and allow Barclays to move forward and prosper."

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.